December 3, 2024

Scott Pomeroy
Chief Executive Officer
XTI Aerospace, Inc.
8123 InterPort Blvd., Suite C
Englewood, CO 80112

        Re: XTI Aerospace, Inc.
            Revised Preliminary Proxy Statement on Schedule 14A
            Filed November 29, 2024
            File No. 001-36404
Dear Scott Pomeroy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Blake Baron